EXHIBIT 99.1

Tekmira Provides Periodic Update to Litigation

VANCOUVER, British Columbia, Jan. 17, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that Alnylam Pharmaceuticals, Inc. ("Alnylam") filed a patent infringement lawsuit against Tekmira in the U.S. District Court of the District of Massachusetts. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the suit.

The context for this infringement suit has arisen out of the ongoing litigation between Tekmira and Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. ("AlCana") currently filed in Massachusetts Superior Court.

"Tekmira is confident that we have access to all the intellectual property we require for the development of our own products and for work with pharmaceutical partners," said Dr. Mark J. Murray, Tekmira's President and CEO.

As reported earlier, a firm trial date of October 30, 2012 has been set for the ongoing litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. in Massachusetts Superior Court.

A copy of the complaint can be found on the company's website at www.tekmirapharm.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts; the complaint filed by Tekmira against Alnylam and AlCana in the Massachusetts Superior Court; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and scope of the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts; the nature and prospects of the litigation with Alnylam and AlCana filed in Massachusetts Superior Court; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; the final outcome of the litigation against Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam and AlCana in the action before the Business Litigation Session of the Massachusetts Superior Court in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca